MUTUAL FEDERAL BANCORP, INC.
                              2212 WEST CERMAK ROAD
                             CHICAGO, ILLINOIS 60608

                                                     January 31, 2006

VIA FACSIMILE & EDGAR
---------------------
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:   Division of Corporation Finance
             Mr. Todd Schiffman
             Mr. Michael Clampitt

             RE:   MUTUAL FEDERAL BANCORP, INC.
                   REGISTRATION STATEMENT ON FORM SB-2 (FILE NO. 333-129835) REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Schiffman and Mr. Clampitt:

         Pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended, Mutual Federal Bancorp, Inc. (the "Registrant") hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 9:00 a.m., Eastern time, on February 1, 2006, or as soon thereafter as practicable.

         With respect to the Registrant's request for acceleration of the effective date of the registration statement, please be advised that the Registrant acknowledges that:

         (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         (3) the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                   Very truly yours,

                                   MUTUAL FEDERAL BANCORP, INC.

                                   By: /s/ Stephen M. Oksas
                                       -----------------------------------------
                                           Stephen M. Oksas
                                           President and Chief Executive Officer

January 31, 2006

VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

              Re:   Mutual Federal Bancorp, Inc.
                    Registration Statement No. 333-129835
                    Request for Acceleration of Effectiveness
                    -----------------------------------------

Ladies and Gentlemen:

         In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Mutual Federal Bancorp, Inc. (the "Company") in requesting that the Company's above-referenced registration statement on Form SB-2 (the "Registration Statement") be declared effective on Wednesday, February 1, 2006, at 9:00 a.m. Eastern time, or as soon thereafter as is practicable.

         The Corporate Financing Department of the National Association of Securities Dealers, Inc. (the "NASD") has advised us that it will not raise any objections with regard to the fairness and reasonableness of the agency terms and arrangements as proposed in the Registration Statement and the agency documents previously filed with the Corporate Financing Department.

Very truly yours,

SANDLER O'NEILL & PARTNERS, L.P.

By:  Sandler O'Neill & Partners Corp.,
         the sole general partner


By:   /s/ Thomas P. Duke
    ----------------------------------------
          Thomas P. Duke
          An Officer of the Corporation